Mail Stop 4561

July 24, 2009

Mr. David L. Piazza
Chief Financial Officer
QuadraMed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

> **Re:** **QuadraMed Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-32283**

Dear Mr. Piazza:

We have reviewed your response letter dated July 8, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

1.   We note your responses to prior comments 3 and 4. It is unclear from these responses how you concluded that you are not substantially dependent on your two prime agreements with The County of Los Angeles such they are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please explain more clearly in your next response letter why, despite the significant amount of the company's revenues that are attributable to LACO, you nevertheless believe that you are not substantially dependent on either of your agreements with this customer. For example, quantify the significance to the company of each of the prime agreements with LACO, and advise whether the agreements are interdependent. Please also tell us whether the agreements include continuing commitments or obligations on the part of the company to sell, or on the part of

> LACO to buy, your products or services, and whether the contracts provide for any minimum fees.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 29

2.   In your response to prior comment 5 you describe certain aspects of your goodwill impairment methodology, but you do not clearly describe how you considered disclosing the specific points raised by the staff. In addition, the staff's reference to disclosure regarding the qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions is relevant whether the company uses a single or multiple valuation techniques. Also, your response to the final bullet of our prior comment refers to your updated analysis subsequent to December 31, 2008. The intent of the final bullet of our comment was to compare assumptions and methodologies as of December 31, 2008 to those at the prior year-end, December 31, 2007. With these clarifications in mind, please refer to Section V of Interpretive Release 33-8350 and tell us how you considered disclosure of the items raised in our prior comment 5.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009)

Cash Bonuses, page 19

3.   We note your response to prior comment 10 as it relates to the net income (adjusted EBITDA), revenue and sales bookings corporate performance targets used to determine cash bonuses for your named executive officers pursuant to your 2008 Incentive Compensation Plan. You indicate that, in light of the factors referenced in your response, you have determined that disclosure of these historical performance targets would not cause the company competitive harm, and accordingly have provided the specific targets in your response. We note further your confirmation that you will carefully consider the competitive harm analysis referenced in Instruction 4 to Item 402(b) of Regulation S-K in connection with future Exchange Act filings. Please also confirm that in future filings you will provide quantitative disclosure of performance targets that are material to the company's executive compensation policies and decision-making processes, as well as the actual performance results achieved against the targets, unless such disclosure would result in competitive harm and therefore may be omitted pursuant to Instruction 4 to Item 402(b).

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Goodwill, Page F-12

4.   We note your description of your goodwill impairment analysis as of December 31, 2008 provided in response to prior comment 15. Please provide us with the following additional information with respect to your analysis:

- Explain whether you believe the market for the company's common stock is "active" and your basis for that conclusion;
- The amount of any adjustment and the supporting objective evidence for the adjustment in arriving at the company's common stock on a "minority freely tradable basis;"
- The amount of the control premium applied to the company's common stock and the supporting objective evidence for the adjustment;
- Describe more fully the methodology used in valuing the company's preferred stock, including how the company adjusted the value to reflect that the company's preferred stock is not publicly traded;
- The amount of the estimated enterprise fair value as determined by the market approach;
- The amount of the estimated enterprise fair value as determined by the DCF analysis; and
- In your response to prior comment five you indicate that you did not apply multiple valuation methodologies. Please tell us how you considered applying weightings to the results of the market approach and DCF approach in arriving at an enterprise fair value estimate.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3406.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief